================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                      For the month of September 30, 2001




                                   PRIMACOM AG
             (Exact name of registrant as specified in its charter)

                      HEGELSTRASSE 61, 55122 MAINZ, GERMANY
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

                          Form 20-F [X] Form 40-F. [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-__.

PrimaCom AG's financial statements for the three and nine month periods ending September 30, 2001 are attached to this Form 6-K

================================================================================

                                   PRIMACOM AG

                                    FORM 6-K

                                      INDEX

                                                                            PAGE
                                                                            ----
Item 1   Financial Information
         Condensed consolidated statements of operations
           Three months ended September 30, 2001 and 2000                     3
           Nine months ended September 30, 2001 and 2000                      4
         Condensed consolidated balance sheets
           September 30, 2001 and December 31, 2000                           5
         Condensed consolidated statements of cash flows
           Nine months ended September 30, 2001 and 2000                      6
         Notes to condensed consolidated financial statements                 7

Item 2   Management's discussion and analysis of financial condition and
           results of operations                                             12


ITEM 1:  FINANCIAL INFORMATION

                          PRIMACOM AG AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                           FOR THREE MONTHS ENDED SEPTEMBER 30,
                                                          -------------------------------------
                                                            2000           2001           2001
                                                          -------        -------        -------
                                                            EURO           EURO          U.S.$
Revenues............................................       27,200         41,758         37,996
Operating costs and expenses:
  Operations........................................        5,876         10,701          9,737
  Selling, general and administrative...............        7,067          9,862          8,974
  Corporate overhead................................        4,442          3,636          3,308
  Depreciation and amortization.....................       15,553         27,877         25,366
                                                          -------        -------        -------
Total...............................................       32,938         52,076         47,385
                                                          -------        -------        -------
Operating loss......................................       (5,738)       (10,318)        (9,389)
Interest expense:
  Bank debt.........................................        5,946         17,934         16,318
  Sale-leaseback....................................          356            315            287
                                                          -------        -------        -------
Total...............................................        6,302         18,249         16,605
Other income........................................           --            307            279
Loss from continuing operations before income
  taxes and other items.............................      (12,040)       (28,260)       (25,715)
Income tax benefit (expense)........................         (134)           478            435
                                                          -------        -------        -------
Loss before minority interest and equity earnings...      (12,174)       (27,782)       (25,280)
Minority interest in net income of subsidiaries.....           15             17             15
Equity loss in affiliate............................           --             76             69
                                                          -------        -------        -------
Loss from continuing operations.....................      (12,189)       (27,875)       (25,364)
Extraordinary loss..................................        7,560             --             --
Cumulative effect of change in accounting principle.           --             --             --
                                                          -------        -------        -------
Net loss............................................      (19,749)       (27,875)       (25,364)
                                                          =======        =======        =======
Loss per share:
  Basic and diluted:................................        (1.00)         (1.41)         (1.28)
                                                          =======        =======        =======

See accompanying notes to condensed consolidated financial statements

                          PRIMACOM AG AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                             FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                            -----------------------------------------
                                                              2000           2001               2001
                                                            -------        -------            -------
                                                              EURO           EURO              U.S.$
Revenues............................................         81,673        120,332            109,492
Operating costs and expenses:
  Operations........................................         18,745         30,587             27,832
  Selling, general and administrative...............         17,871         27,569             25,086
  Corporate overhead................................         13,254         11,393             10,367
  Depreciation and amortization.....................         46,576         81,971             74,587
                                                            -------        -------            -------
Total...............................................         96,446        151,520            137,872
                                                            -------        -------            -------
Operating loss......................................        (14,773)       (31,188)           (28,380)
Interest expense:
  Bank debt.........................................         12,515         49,958             45,458
  Sale-leaseback....................................          1,143          1,039                945
                                                            -------        -------            -------
Total...............................................         13,658         50,997             46,403
Other income........................................             --            716                652
Loss from continuing operations before income
  taxes and other items.............................        (28,431)       (81,469)           (74,131)
Income tax benefit (expense)........................           (699)         1,335              1,215
                                                            -------        -------            -------
Loss before minority interest and equity earnings...        (29,130)       (80,134)           (72,916)
Minority interest in net income of subsidiaries.....            114             48                 44
Equity loss in affiliate............................             --            180                164
                                                            -------        -------            -------
Loss from continuing operations.....................        (29,244)       (80,362)           (73,124)
Extraordinary loss..................................          7,560             --                 --
Cumulative effect of change in accounting principle.             --           (946)              (861)
                                                            -------        -------            -------
Net loss............................................        (36,804)       (81,308)           (73,985)
                                                            =======        =======            =======
Loss per share:
  Basic and diluted:................................          (1.87)         (4.11)             (3.74)
                                                            =======        =======            =======

See accompanying notes to condensed consolidated financial statements

                          PRIMACOM AG AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                     SEPTEMBER 30,
                                                                      (UNAUDITED)
                                                DECEMBER 31     -----------------------
                                                   2000            2001          2001
                                                -----------     ---------      --------
                                                    EURO           EURO          U.S.$
Cash......................................          4,643          6,159          5,604
Trade accounts receivable -- net..........          9,178         11,614         10,568
Other current assets......................         16,113          7,899          7,187
                                                ---------      ---------        -------
Total current assets......................         29,934         25,672         23,359

Property and equipment -- net.............        559,581        564,263        513,433
Goodwill -- net...........................        357,754        332,765        302,789
Customer lists -- net.....................         56,067         54,330         49,436
Deferred tax assets.......................         48,169         50,127         45,611
Other assets..............................         26,340         45,468         41,373
                                                ---------      ---------        -------
TOTAL ASSETS..............................      1,077,845      1,072,625        976,001
                                                =========      =========       ========
Accounts payable..........................         26,786         18,675         16,993
Accrued expenses..........................         24,608         43,249         39,353
Deferred revenue..........................          2,736          3,486          3,172
Deferred purchase obligations.............          4,228          2,931          2,667
Sale-leaseback obligations -- current.....          4,341          4,159          3,784
Bank and other debt -- current............            955            910            828
                                                ---------      ---------        -------
Total current liabilities.................         63,654         73,410         66,797
Sale-leaseback obligations................          9,328          6,577          5,985
Related party obligations.................            245             --             --
Bank and other debt.......................        735,236        801,701        729,482
                                                ---------      ---------        -------
TOTAL LIABILITIES.........................        808,463        881,688        802,264

Minority interest.........................            198            162            147

SHAREHOLDERS' EQUITY
Registered capital........................         50,582         50,582         46,025
Additional paid-in capital................        354,838        357,737        325,511
Accumulated deficit.......................       (136,236)      (217,544)      (197,946)
                                                ---------      ---------        -------
TOTAL SHAREHOLDERS' EQUITY................        269,184        190,775        173,590
                                                ---------      ---------        -------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY....................      1,077,845      1,072,625        976,001
                                                =========      =========       ========


See accompanying notes to condensed consolidated financial statements

                          PRIMACOM AG AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                      FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                     -----------------------------------------
                                                       2000             2001             2001
                                                     --------         -------          -------
                                                       EURO             EURO            U.S.$
OPERATING ACTIVITIES
Net cash provided by (used in) operating
  activities......................................      4,508          (5,891)          (5,361)
INVESTING ACTIVITIES
Purchases of property and equipment...............    (62,240)        (48,099)         (43,766)
Proceeds from sale of property and equipment......        176           5,412            4,925
Acquisitions of businesses net of cash acquired...   (370,479)        (11,043)         (10,048)
Acquisitions of additional interest in majority
  owned subsidiaries..............................       (141)             --               --
                                                     --------         -------          -------
Net cash used in investing activities.............   (432,684)        (53,730)         (48,889)
FINANCING ACTIVITIES
Proceeds from credit facilities...................    907,142          65,000           59,144
Repayments of credit facilities...................   (475,736)             --               --
Proceeds from bank overdrafts.....................      4,656           1,479            1,346
Repayment of deferred purchase obligations........     (1,481)         (1,799)          (1,637)
Repayments of Deutsche Telekom loan...............        (84)            (59)             (54)
Repayments of related party liabilities...........         --            (245)            (223)
Repayments of sale-leaseback obligations..........     (2,573)         (3,239)          (2,947)
                                                     --------         -------          -------
Net cash provided by financing activities.........    431,924          61,137           55,629
                                                     --------         -------          -------
Net increase in cash and cash equivalents.........      3,748           1,516            1,379
Cash and cash equivalents at beginning of
  period..........................................      8,367           4,643            4,225
                                                     --------         -------          -------
Cash and cash equivalents at end of period........     12,115           6,159            5,604
                                                     ========         =======          =======




See accompanying notes to condensed consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  BASIS OF PRESENTATION

    The accompanying unaudited condensed consolidated financial statements of PrimaCom AG ("PrimaCom" or "the Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information and with the instructions to Form 6-K. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2000 included in the Company's Annual Report on Form 20-F.

    All amounts in the accompanying notes to the unaudited condensed consolidated financial statements refer to continuing operations unless otherwise noted.

    All amounts herein are shown in Euro and for the three and nine months ended September 30, 2001 are also presented in U.S. dollars ("U.S.$"), presented solely for the convenience of the reader at the rate of E 1.0990 = $1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2001. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.


2.  RECLASSIFICATIONS

    Certain amounts in the prior year have been reclassified to conform to the 2001 condensed consolidated financial statement presentation.


3.  ACCOUNTING CHANGES

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and FAS 138, which established new accounting and reporting standards for derivative instruments. These rules require that all derivative instruments be reported in the consolidated financial statements at fair value. The fair value for all derivative contracts is included in other assets or other liabilities and will be recorded each period in the statement of operations or other comprehensive income, depending on whether the derivative is designated as effective as part of a hedged item and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income must be classified in the statement of operations in the period in which net earnings (loss) are affected by the underlying hedged item and the ineffective portion of all hedges is recognized in other income (expense) in the statements of operations in the current period. These new standards may result in additional volatility in reported earnings (loss), other comprehensive income and accumulated other comprehensive income. These rules became effective for the Company on January 1, 2001. The Company recorded the effect of the transition to these new accounting requirements as a change in accounting principle. The transition adjustment to adopt FAS 133 resulted in a loss of E 946,000, net of tax, from the cumulative effect of a change in accounting principle.

    The Company is exposed to market risk from changes in interest rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financial activities and, when deemed appropriate, through the use of derivative financial instruments.

    The Company purchased interest rate-cap and floor agreements that are designed to limit its exposure to increasing interest rates and are designed as hedges of borrowings under its variable-rate revolving credit facility during the next five years. An interest rate-cap entitles the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense ("strike price") on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Company is obligated to pay to the counter-party is a contract premium. The Company has also entered into an interest rate-cap agreement with a double strike price. The first strike price of a double strike price is applicable until the relevant interest rate indice exceeds the second strike price at which time the second strike price becomes applicable. The premium of a double strike cap is typically lower than that of a single strike cap. The premium can also be lower in those instances where the agreement includes an interest rate floor. The interest rate floor entitled the counter-party to receive a payment from the Company should interest rates drop below an agreed upon limit ("floor"), effectively limiting the Company's potential benefit from falling interest rates. The strike price of these agreements may exceed the current market levels at the time they are entered into. The interest rate indices specified by the agreements have been and are expected to be highly correlated with the interest rates the Company incurs on its variable-rate revolving credit facility. The contracts are not designated as hedges and are therefore marked-to-market each period through earnings (loss) as a component of interest expense.


4.  NEW ACCOUNTING STANDARDS

    In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will generally continue to be amortized over their useful lives.

    The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of this Statement is expected to result in a decrease in net loss of approximately E 35,300,000 per year. During 2002, the Company will perform the first of the required impairment tests of goodwill as of January 1, 2002. However, the Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.


5.  ACQUISITIONS

    On January 1, 2001, the Company acquired the shares of Grossgemeinschafts-Antennenanlangen Lizenz und Betriebs GmbH ("GGA") for total consideration of approximately E 2,213,000. GGA passed approximately 5,000 homes and served approximately 4,212 cable television subscribers at the time of the acquisition.

    On January 1, 2001, the Company acquired the shares of Telekommunikations GmbH Kirchheimbolanden ("TKK") for total consideration of approximately
E 1,000,000. TKK passed approximately 4,120 homes and served approximately 1,790 cable television subscribers at the time of the acquisition.

    On January 1, 2001, the Company signed an agreement to acquire 51% of the shares of Telekommunikationsgesellschaft mbH Eisenhuttenstadt, ("TKE") for total consideration of approximately E 26,000. After the municipal supervisory authority had approved the transaction, a claim was filed against the procedure of this sale. The court decided that the transaction is valid and the Company received the written decision of the court. Therefore, the Company is currently in the process of fulfilling the remaining purchase conditions in order to finalize the 51% purchase of TKE. Furthermore, the Company has the right to acquire under certain conditions the remaining 49% of the shares for E 7,414,000 in 2002. The seller has the right to sell the remaining 49% of the shares to PrimaCom for the same amount. TKE passed approximately 11,700 homes and served 10,300 cable television customers at the time of the acquisition.

    On April 1, 2001, the Company purchased cable television networks from Kabelfernsehen Zwenkau GmbH ("Zwenkau") for total consideration of approximately E 1,127,000. The networks acquired from Zwenkau passed approximately 2,800 homes and served approximately 2,250 cable television subscribers at the time of the acquisition.

    On July 1, 2001, the Company acquired the shares of QuickNet, a subsidiary of Sonera Plaza Netherlands B.V. for approximately E 8,400,000. Concurrent with the acquisition, PrimaCom sold a portion of the business to UPC N.V. and Chello Broadband N.V. for approximately E 3,600,000. QuickNet provided high speed Internet access services to approximately 40,000 subscribers in the Netherlands. Approximately 18,000 of QuickNet's subscribers were served by PrimaCom's broadband networks. The 18,000 subscribers served by PrimaCom's networks, all modems currently used to service these subscribers, an additional 4,000 modems, the server park and a fully equipped call center were retained by PrimaCom.

    The proforma impact of these acquisitions on revenues, net loss and net loss per share is not material.


6.   MERGER AGREEMENT

    On March 29, 2001, the Company entered into an agreement with United Pan-European Communications N.V. ("UPC"), its largest shareholder to combine certain cable operations. Under the terms of the agreement, the Company will merge with UPC's German subsidiary, EWT Elektro- und Nachrichtentechnik. In addition, UPC will contribute the EWT shares into PCOM AG. This agreement is subject to a number of conditions, including shareholder, regulatory and other approvals. On August 27, 2001, the Companies announced that they have agreed to postpone the PrimaCom Shareholder's vote on the proposed combination of UPC's EWT asset and PrimaCom, which had been scheduled to take place at PrimaCom's annual general meeting on August 28, 2001. The decision to postpone was taken by both parties due to significantly changed market conditions since the merger was announced. As a result of these changed market conditions, certain of the conditions precedent to the merger have not been fulfilled. The Companies have now agreed to extend the time for discussions until December 15, 2001. In connection with this proposed merger, PrimaCom has capitalized acquisition related costs of approximately E 3,059,000 in other assets. If the merger is not completed, these costs will be charged to operations in the quarter when the decision is known. For further information, refer to the Company's Notice to Owners of American Depositary Receipts Representing American Depositary Shares of PrimaCom AG dated August 3, 2001.


7.   BANK DEBT

    The Company received commitments from a group of international banks to amend its existing E 1.0 billion revolving credit facility and E 375,000,000 senior working capital facility. These amendments released certain security and restated certain other terms and conditions, including borrowing conditions and financial covenants. The first amendment closed on May 15, 2001 and the Company paid fees of approximately E 7,800,000 in connection with this first amendment. Subsequent to September 30, 2001, a second amendment closed on November 15, 2001 and the Company paid fees of approximately
E 6,875,000 in connection with this amendment. These fees are being amortized to interest expense over the remaining term of the loan agreement.

8.  LOSS PER SHARE

    The following table sets forth the computation of basic and diluted loss per share:


                                         THREE MONTHS                 NINE MONTHS
                                      ENDED SEPTEMBER 30,         ENDED SEPTEMBER 30,
                                   ------------------------    ----------------------
                                       2000          2001          2000        2001
                                   -----------   -----------   -----------   ----------
 Numerator:
   Net loss (E in thousands).....      19,749        27,875        36,804       81,308
 Denominator:
   Weighted average shares.......  19,728,552    19,786,052    19,728,552   19,775,026
 Basic and diluted loss per
   share (E)..................       (1.00)        (1.41)        (1.87)       (4.11)


    Outstanding stock options are excluded from the loss per share calculation because the effect would be antidilutive.


9.  LITIGATION RELATING TO PRIMACOM

    PrimaCom is not a party to any lawsuit or legal proceeding that, in the opinion of management, is likely to have a material adverse effect on its business and financial condition.

    Litigation relating to operations of Suweda prior to merger. As a result of the merger between KabelMedia and Suweda in December 1998, PrimaCom succeeded to certain litigation against Suweda or its affiliates. In order to allocate the risks related to this litigation, KabelMedia and Wolfgang and Ludwig Preuss, two major shareholders of Suweda, entered into an indemnity agreement. Under this agreement, Wolfgang and Ludwig Preuss, jointly and severally, agreed to indemnify KabelMedia, PrimaCom and its successors, until November 20, 2003, from any claim and damages arising out of or in connection with civil or criminal litigation or proceedings arising out of events relating to Suweda prior to its merger with it, including certain ongoing litigation.

    There is currently one ongoing civil proceeding covered by the indemnity agreement. This litigation was instituted by the East German Privatization Agency (Bundesanstalt fur Vereinigungsbedingte Sonderaufgaben), or BVS, against Suweda. This litigation relates to Suweda's purchase of Brandenburgische Bau AG, or BBAG. BVS sued Suweda for payment of E 7,465,000 for breach of contract.
The district court in Berlin dismissed the claim for payment. In November 1998, BVS appealed this decision, reducing its claim to E 6,851,000. At the court hearing on June 25, 2001, the parties reached a settlement agreement pursuant to which PrimaCom would have to pay E 1,559,440 to BVS, although BVS reserved the right, until September 3, 2001, to revoke the settlement agreement. BVS did not exercise their right to revoke the settlement. Any settlement paid by PrimaCom will be reimbursed by Wolfgang and Ludwig Preuss under their indemnity agreement. The Ministry of Finance (Bundesfinanzministerium) has approved of this settlement.

    Litigation with housing associations. During 1998, GGG in Chemnitz, a housing association which is party to a concession agreement with PrimaCom, brought a civil action seeking to limit PrimaCom's ability to increase the subscriber fees it charged to tenants of the housing association without the prior consent of the housing association. This action was dismissed on March 6, 2001 by the federal court of justice (Bundesgerichtshof), which held that the concession agreement clause requiring prior approval of the housing-association improperly restrained competition. However, in December 1998, GGG notified PrimaCom that it was terminating the concession agreement as of December 31, 1999, approximately 12 years prior to the end of its term. PrimaCom rejected the early termination and GGG sought judicial confirmation of its early termination, filing another civil action against PrimaCom with the regional court (Landgericht) in Chemnitz. On January 7, 2000, the court dismissed the action. In February 2000, GGG appealed the decision to the superior court (Oberlandesgericht) in Dresden. The next hearing is scheduled for November 29, 2001.

    In October 1999, Wohnungsbaugenossenschaft Wendenschloss e.G., through which PrimaCom serves 1,365 subscribers, applied to the regional court (Landgericht) in Berlin for a judgment permitting the early termination of its concession agreement. The court has held that the concession agreement is terminable after 12 years. PrimaCom has appealed the decision to the court of appeal (Kammergericht) in Berlin. A new hearing has been scheduled for July 2, 2002.

    In April 2001, Wohnungsbaugenossenschaft Magdeburg mbH applied to the regional court (Landgericht) in Magdeburg for a judgment prohibiting PrimaCom from serving subscribers in certain premises of Wohnungsbaugenossenschaft Magdeburg mbH. The commercial chamber (Kammer fur Handelssachen) has not yet scheduled a first hearing.

    In November and December 2000, several German program providers (Kabel 1, SAT 1, Pro 7, DSF, tm3, N 24, RTL 2, Super RTL, and Vox) obtained injunctions from the district court in Leipzig precluding PrimaCom from carrying their programs exclusively in digital format without the consent of the program providers. PrimaCom has restored its analog television offering and is operating under the terms of the injunctions. PrimaCom commenced negotiations with the programmers and reached an interim agreement with RTL 2, Super RTL and Vox expiring on March 31, 2002, and with tm3 terminating on December 31, 2001. These agreements provide that PrimaCom will continue to carry RTL and tm3 programs in both analog and digital format. The agreements provide that PrimaCom and the other parties will seek to negotiate a definitive programming agreement and that, in the event any fees are to be paid under that agreement, the payment will be retroactive to January 1, 2001.

    In the proceedings of the main action of DSF against PrimaCom on May 15, 2001, the district court in Leipzig decided that PrimaCom is not allowed to offer DSF programs in digital format. Since DSF has not served the judgment on PrimaCom, the company is still distributing the DSF programming in both analog and digital format. In the proceedings of the main action of Kabel 1 and Pro 7 against PrimaCom, the regional court (Landgericht) dismissed the actions. Kabel 1 and Pro 7 appealed the decisions to the court of appeal (Oberlandesgericht) in Dresden. The first hearing for Kabel 1 was scheduled for October 23, 2001 and the first hearing for Pro 7 was scheduled for December 4, 2001. The court of appeal will pronounce its decisions on December 11, 2001.


10. EURO CONVERSION

    Twelve member countries of the European Union have established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency, the Euro. The Euro is traded on currency exchanges and may be used in certain transactions, such as electronic payments. Beginning in January 2002, new Euro-denominated notes and coins will be issued, and legacy currencies will be withdrawn from circulation. The conversion to the Euro has eliminated currency exchange rate risk for transactions between the member countries, which for the Company, primarily consists of the Netherlands.

    The Company has operations located in certain member countries and has been preparing for the introduction of the Euro for the past several years. The Company is currently addressing the issues involved with the new currency, which include converting information technology systems, recalculating currency risk and revising processes for preparing accounting and taxation records. Based on the work to date, the Company does not believe the Euro conversion will have a significant impact on its financial position, results of operations or cash flows.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS


THREE MONTHS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 2001


    Revenues. Revenues primarily include monthly subscription fees received for providing analog television, digital television and high speed Internet access services to our subscriber base. In addition to monthly subscription fees, we also receive revenue from our subscribers for installation, connection and administrative services. We receive recurring revenue for the lease of fiber optic capacity to businesses within our franchise areas. We also receive carriage fees from program producers, advertising revenue and other revenue related to the on-going operations and services provided to third parties and our subscriber base.

    Total revenue increased by 53.5 % from E 27,200,000 in the third quarter of 2000 to E 41,758,000 in the third quarter of 2001. In general, the primary factors which impacted revenue growth were the Multikabel acquisition in the Netherlands, the acquisition of seven cable networks in Germany, the acquisition of QuickNet in the Netherlands and the growth in our digital television and high speed Internet access services.

    The acquisition of Multikabel occurred on September 18, 2000. While the homes passed and customer contributions were included in the subscriber statistics for the third quarter ended September 30, 2000, the financial contribution made by these customers was not included in the results for the three months ended September 30, 2000.

                                                              SEPTEMBER         SEPTEMBER
                                                                2000              2001
                                                             -----------        ----------
Homes passed by coax 450 MHz networks.....................     1,386,227        1,401,339
Analog CATV subscribers served by 450 MHz.................       896,281          909,903
Homes passed by fiber.....................................       406,550          550,891
Ready-for-service homes 862 MHz networks..................       375,302          439,034
Analog CATV subscribers served by 862 MHz.................       340,241          396,226
Digital TV subscribers....................................         2,453            7,857
Internet subscribers......................................        14,624           30,853
Data communication subscribers............................            --              758
                                                              ----------        ---------
Total revenue generating units............................     1,253,599        1,345,597
                                                              ==========        =========

    Analog cable television subscribers served by our 450 MHz cable television and 862 MHz broadband networks increased by 5.6% from 1,236,522 subscribers at September 30, 2000 to 1,306,129 subscribers at September 30, 2001. The primary factor responsible for the growth in analog subscribers was the acquisition of seven cable television networks in Germany, which served approximately 64,500 customers at the dates of the acquisitions, respectively. In addition to the German acquisitions, Multikabel has added approximately 4,260 analog cable television subscribers since September 30, 2000 and PrimaCom has added approximately 847 analog subscribers in Germany through organic growth. Going forward, we do not expect significant organic growth in analog cable television subscribers in the Netherlands or Germany. We do, however, expect to continue to grow our subscriber base through strategic acquisitions in Germany and the Netherlands.

    The revenue derived from the analog cable television service increased by 35.4% from E 26,821,000 in the third quarter of 2000 to E 36,304,000 in the third quarter of 2001. The primary factor responsible for this increase was the acquisition of Multikabel, which contributed approximately E 7,702,000 in analog cable revenue in the third quarter of 2001. During the third quarter of 2000, prior to our acquisition, Multikabel generated E 7,097,000 of revenue from analog cable services. The 8.5% increase from period to period in Multikabel's analog cable television revenues resulted from a slight increase in its subscriber base and an increase in the average rate charged for its analog service. In Germany, revenue generated from the analog cable television business increased by 6.2% from E 26,821,000 in the third quarter ended September 30, 2000, to E 28,602,000 for the same period in 2001. This growth was almost entirely derived from acquisitions.

    The average revenue per analog television subscriber was E 9.27 for the three month period ended September 30, 2001. In the third quarter of 2000, our average revenue per analog cable television subscriber was E 9.53. The deterioration in average revenue per subscriber relates to the inclusion of Multikabel in the financial results of the third quarter of 2001. Multikabel reported an average revenue per analog cable television subscriber of approximately E 8.54 in the quarter ended September 30, 2001. Going forward, we expect revenue growth from the analog television service to be derived from acquisitions and regularly scheduled rate increases on the existing subscriber base.

    For the third quarter ended September 30, 2001, we passed approximately 550,891 homes with fiber optic cable and upgraded approximately 439,034 homes 862 MHz with two way capability. Approximately 323,000 of the ready-for-service homes at September 30, 2001 were owned and operated by Multikabel. The remaining 116,034 ready-for-service homes were upgraded by us in Germany. Including the Multikabel subscribers, approximately 30% of our subscriber base is now fully upgraded to 862 MHz and is two-way capable. As noted in the previous table, the 862 MHz two way capable networks provided analog cable television service to approximately 396,226 subscribers at September 30, 2001. The revenue contribution of these subscribers was discussed in the previous paragraph. In addition to analog cable service, these upgraded networks are capable of delivering both digital cable television and high speed Internet access services.

    For the third quarter ended September 30, 2001, we served 7,857 digital television subscribers. At the date of acquisition in September of 2000, Multikabel served approximately 2,128 digital cable television subscribers. At September 30, 2001, Multikabel served 4,240 digital cable television subscribers. In Germany, we served 3,617 digital subscribers at the end of the third quarter in 2001. PrimaCom did not offer digital television in the third quarter of 2000 in Germany. The digital television service generated revenue of approximately E 249,000 in the third quarter of 2001. The average revenue per digital television subscriber was E 11.27 for the three month period ended September 30, 2001. We expect digital subscriber growth and revenue per digital television subscriber to continue to grow at comparatively high rates during the next three to five years.

    For the third quarter ended September 30, 2001, we served 30,853 Internet access subscribers. As of the date we acquired it, Multikabel served 13,777 high speed Internet subscribers. At September 30, 2001, Multikabel served approximately 25,174 high speed Internet access subscribers. In Germany, we served 5,679 Internet access subscribers at September 30, 2001. Of these subscribers, approximately 3,242 are dial-up subscribers, which were acquired in the fourth quarter of 2000 for the assumption of certain obligations. We expect these dial-up subscribers to decline over time. The remaining 2,437 subscribers are high speed Internet access subscribers served by our broadband network in Germany. In the third quarter of 2000, we served 847 high speed Internet access subscribers in Germany. In aggregate, high speed Internet access revenue for the third quarter of 2001 was E 3,183,000 compared to E 84,000 in the third quarter of 2000. The average revenue per Internet access subscriber was E
36.71 for the period ended September 30, 2001. On July 1, 2001, we acquired the high speed Internet access subscribers served by QuickNet on our broadband networks in the Netherlands and canceled our affiliation agreement. Under the affiliation agreement Multikabel received a wholesale rate of E 8.50 per subscriber. After the acquisition Multikabel receives the retail rate paid by its subscribers which approximates E 32.00 per subscriber. We expect high speed Internet access subscribers and revenue to continue to grow at comparatively high rates during the next three to five years.

    Multikabel also offers data communication services to small and medium sized businesses and schools in its franchise area. Multikabel served 758 of these subscribers at September 30, 2001. During the third quarter of 2001, these services generated E 918,000 of revenue. In the third quarter of 2000, prior to our acquisition, Multikabel generated revenue from this business segment of approximately E 365,000. We expect subscribers and revenue in this business segment to continue to grow at comparatively high rates during the next three to five years.

    Other revenues, which include e-commerce, carriage fees, the sale of obsolete equipment in the ordinary course of business and other fees and revenue related to the analog cable television, digital television and Internet access businesses, were E 1,104,000 in the third quarter of 2001, compared to E 295,000 in the third quarter of 2000. The primary factor was the first time inclusion of Multikabel. We expect this revenue segment to continue to grow over the next three to five years.

    In addition to the growth recorded in revenue, other important revenue trends are apparent. The diversity of the revenue stream has improved between September 30, 2000 and September 30, 2001. In the third quarter of 2000, approximately 98.6% of our revenue was derived from analog cable television services. For the third quarter of 2001, the contribution from analog cable television services to total revenue was 86.9%. Digital television, high speed Internet access, data communications and other services made up 13.1% of total revenue for the quarter ended September 30, 2001. We expect these new service offerings to continue to make up an increasing contribution in the future. At September 30, 2001, we had 1,345,597 revenue generating units compared to 1,253,599 revenue generating units one year ago. Approximately 24% of the increase in revenue generating units related to broadband services which typically have a higher average revenue per customer. The average revenue per unit increased from E 9.66 to E 10.37 as a result of the shift in product offering. This increase was realized even though Multikabel's average revenue per subscriber for analog cable television is currently below PrimaCom's average revenue per unit in. The acquisition of the QuickNet subscribers provided a substantial increase in average revenue per generating unit. We expect revenue generating units and average revenue per unit to continue to experience growth over the next three to five years as digital television, high speed Internet access and data communication subscribers grow and rate increases for analog and digital television services are executed.

    Operations. Operations costs include signal delivery fees paid to Kabel Deutschland Gesellschaft mbH, an affiliate of Deutsche Telekom and other private network operators in Germany, connection fees to the world wide web, repair and maintenance expense, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks.

    Operations costs increased by 82.1 % from E 5,876,000 in the third quarter of 2000 to E 10,701,000 in the third quarter of 2001. The primary factor responsible for the increase was the acquisition of Multikabel and QuickNet, which incurred operating costs of approximately E 3,045,000 in the third quarter of 2001. In our German operations, operating costs increased by 30.3% from E 5,876,000 in the third quarter of 2000 to E 7,656,000 in the third quarter of 2001. The acquisition of seven comparatively small networks in Germany coupled with increases in signal delivery fees, copyright royalties, labor and repair and maintenance costs were the primary reasons for this increase.

    In total, operating costs directly associated with digital television, high speed Internet access and data communication services were approximately
E 1,659,000 for the third quarter ended September 30, 2001. Operating costs associated with analog cable television were approximately E 9,042,000 for the third quarter ended September 30, 2001. As a percentage of revenue, operating costs increased from 21.6% in the third quarter of 2000 to 25.6% in the third quarter of 2001. We expect the cost of operations as a percentage of revenue to increase as our revenue distribution shifts from analog cable television services to broadband products and services, which tend to have a lower gross profit margin than analog cable television.

    Selling, General and Administrative. Selling, general and administrative expenses include salaries and wages of our employees in the operating businesses, cost of premises, cost of telecommunication services, which includes the cost of maintaining our wide area network, the cost of programming for our digital television services, sales commissions, advertising, billing expenses and certain legal and accounting expenses.

    Selling, general and administrative expenses increased by 39.6% from E 7,067,000 in the third quarter of 2000 to E 9,862,000 in the third quarter of 2001. The primary factor responsible for the increase was the acquisition of Multikabel and QuickNet, which incurred selling, general and administrative costs and expenses of E 2,996,000 in the third quarter of 2001. One of the primary components within Multikabel's selling, general and administrative expenses includes E 563,000 in fees paid to Mediakabel, a consortium of cable television operators in the Netherlands organized to provide digital television services to its members. In our German operations, selling, general and administrative expenses decreased by 2.9% from E 7,067,000 in the third quarter of 2000 to E 6,866,000 in the third quarter of 2001.

    Approximately E 2,708,000 or 27.5% of our selling, general and administrative expenses incurred in the third quarter of 2001 are directly related to our digital television and high speed Internet access businesses. The remaining E 7,154,000 of selling, general and administrative expenses relate to the analog cable television business. As a percentage of revenue, selling, general and administrative expenses decreased from 26.0% in the third quarter of 2000 to 23.6% in the third quarter of 2001. We are working to keep the increase in selling, general and administrative costs and expenses from growing at the same level as revenue, and therefore, we do not expect a further increase in selling, general and administrative expenses as a percentage of revenue.

    Corporate Overhead. Corporate overhead includes the salaries and wages of all senior management, the company's information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

    Corporate overhead decreased by 18.1% from E 4,442,000 in the third quarter of 2000 to E 3,636,000 in the third quarter of 2001. Non-cash compensation expense associated with our stock option plan declined slightly from E 1,054,000 in the third quarter of 2000 to E 1,033,000 in the third quarter of 2001. In aggregate, non-cash compensation expense accounted for 28.4% of total corporate overhead in the third quarter of 2001. The cash component of corporate overhead decreased by E 785,000 from the third quarter of 2000 to the third quarter of 2001. As a percentage of revenue, corporate overhead declined from 16.3% in the third quarter of 2000 to 8.7% in the third quarter of 2001. We believe that the rate of future increases in corporate overhead will remain significantly below the growth in revenue, and therefore, we expect corporate overhead as a percentage of revenue to continue to decline.

    Depreciation and amortization. Depreciation and amortization increased by 79.2% from E 15,553,000 in the third quarter of 2000 to E 27,877,000 in the third quarter of 2001. The primary factors responsible for the increase were the Multikabel and QuickNet acquisitions, the seven German acquisitions and the increased depreciation expense related to significant capital expenditures associated with the upgrade of our networks in Germany. Of the total depreciation and amortization expense in the third quarter 2001, approximately
E 17,523,000 relates to the depreciation of fixed assets either acquired or constructed and E 10,354,000 relates to the amortization of goodwill and other intangible assets. The Suweda merger in 1998 and the Multikabel acquisition in 2000 account for E 4,909,000 and E 3,996,000 of the amortization expense in the third quarter of 2001, respectively. We expect depreciation and amortization expense to remain at levels consistent with the third quarter of 2001 through the end of 2001. Beginning in the first quarter of 2002, the Company will apply the new rules on accounting for goodwill and other intangible assets. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements.

    Operating loss. Operating loss increased by E 4,580,000 from E 5,738,000 in the third quarter of 2000 to E 10,318,000 in the third quarter of 2001. The primary factor responsible for the increase in the operating loss was the increase in non-cash depreciation and amortization expense. The other major factor was losses associated with our digital television, high speed Internet access and data communication services. In total, these business segments contributed approximately E 4,242,000 of revenue and approximately
E 4,367,000 of costs and expenses in the third quarter of 2001. We expect operating losses to continue to be negatively impacted by increases in depreciation, expenses related to additional acquisitions and on-going capital expenditures related to the upgrade of our German networks. This negative impact should be partially offset by continued growth in analog cable television and by improvement in the performance of the digital television and high speed Internet access products.

    Interest expense. Interest expense increased by E 11,947,000 from E 6,302,000 in the third quarter of 2000 to E 18,249,000 in the third quarter of 2001. The primary factor was the increase in average indebtedness of approximately E 513,044,000 associated with Multikabel, the seven German acquisitions and the capital expenditures associated with the upgrade and maintenance of our German networks. Interest expense includes non-cash expense of E 2,399,000 due to the decrease in the fair value of our interest rate caps and collars during the third quarter of 2001. Interest expense also includes non-cash amortization of finance fees of E 1,027,000. We expect interest expense to continue to increase as our indebtedness increases due to future acquisitions and on-going capital expenditures related to the upgrade of our networks.

    Other Income Other income was E 307,000 in the third quarter of 2001 and relates to a partial recovery on a third party note which originated from the sale of certain non strategic cable television subscribers in 1998.

    Loss from continuing operations before income taxes and other items. Loss from continuing operations before income taxes and other items from continuing operations increased by E 16,220,000 from E 12,040,000 in the third quarter of 2000 to E 28,260,000 in the third quarter of 2001 for the reasons discussed in the previous paragraphs.

    Income tax benefit (expense). Income tax benefit of E 478,000 was recorded in the third quarter of 2001, compared to an income tax expense of E 134,000 in the third quarter of 2000. The primary factor responsible for the income tax benefit was the recording of a tax benefit of Multikabel due to its losses.

    Loss before minority interest and equity earnings. Loss from continuing operations before minority interest and equity earnings increased from E 12,174,000 in the third quarter of 2000 to E 27,782,000 in the third quarter of 2001 for the reasons discussed in the previous paragraphs.

    Minority interest in net income of subsidiaries. Minority interest in net income of subsidiaries was E 15,000 in the third quarter of 2000 compared to E 17,000 in the third quarter of 2001.

    Equity loss in affiliate. Equity loss in affiliate of E 76,000 represents our share of the third quarter losses recorded by MAINZ-KOM, a city carrier in Mainz. We maintained a 22.0% interest in MAINZ-KOM in the third quarter of 2001.

      Loss from continuing operations. Loss from continuing operations increased from E 12,189,000 in the third quarter of 2000 to E 27,875,000 in the third quarter of 2001 for the reasons discussed in the above sections.

    Extraordinary loss. Extraordinary loss of E 7,560,000 recorded in the third quarter of 2000 related to the refinancing of the Company's credit facilities to acquire Multikabel. No extraordinary loss was recorded in the third quarter of 2001.

    Net loss. Net loss increased from E 19,749,000 in the third quarter of 2000 to E 27,875,000 in the third quarter of 2001. The primary factor for the increase in the net loss was the increase in non-cash depreciation and amortization coupled with the increase in interest expense which exceeded the increase in results from operations. We expect the net loss to decline as a result of continued improvement in our analog cable, and broadband products and services.

    EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA and Adjusted EBITDA. We define EBITDA as earnings before extraordinary items, net interest expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus non-cash compensation expense related to our stock option plan. We believe that EBITDA and Adjusted EBITDA are meaningful measures of performance because they are commonly used measures in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA and Adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased by 78.9 % from E 9,815,000 for the three months ended September 30, 2000 to E 17,559,000 for the three months ended September 30, 2001, primarily as a result of the first time inclusion of Multikabel, which contributed E 6,388,000 to third quarter 2001 EBITDA, the German acquisitions and reduced losses related to digital television and high speed Internet access services. Adjusted EBITDA increased from E 10,869,000 for the three months ended September 30, 2000 to E 18,592,000 for the same period in 2001. As a percent of revenue, EBITDA and Adjusted EBITDA improved from 36.1% and 40.0% in the third quarter of 2000 to 42.0% and 44.5% in the same period in 2001. It is the Company's goal to continue to grow its EBITDA and Adjusted EBITDA while maintaining its margins.

NINE MONTHS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 2001


    Revenues. Revenues primarily include monthly subscription fees received for providing analog television, digital television and high speed Internet access services to our subscriber base. In addition to monthly subscription fees, we also receive revenue from our subscribers for installation, connection and administrative services. We receive recurring revenue for the lease of fiber optic capacity to businesses within our franchise areas. We also receive carriage fees from program producers, advertising revenue and other revenue related to the on-going operations and services provided to third parties and our subscriber base.

    Total revenue increased by 47.3% from E 81,673,000 in the first three quarters of 2000 to E 120,332.000 in the first three quarters of 2001. In general, the primary factors which impacted revenue growth were the Multikabel and QuickNet acquisitions, the acquisition of seven cable networks in Germany since September 30, 2000 and the growth in our digital television and high speed Internet access services.

    The revenue derived from the analog cable television subscriber base increased by 33.8% from E 81,219,000 in the first three quarters of 2000 to E 108,700,000 in the first three quarters of 2001. The primary factor responsible for this increase was the acquisition of Multikabel, which contributed approximately E 23,111,000 of analog cable revenue in the first three quarters of 2001. During the first three quarters of 2000, prior to our acquisition, Multikabel generated E 21,389,000 of revenue from analog CATV services. The 8.1% increase from period to period in Multikabel's analog cable television revenues resulted from a slight increase in its subscriber base and an increase in the average rate charged for its analog service. In Germany, the revenue generated from the analog cable television business increased by 5.4% from E 81,219,000 in the first three quarters ended September 30, 2000, to E 85,589,000 for the same period in 2001. This growth was almost entirely derived from acquisitions.

    The average revenue per analog television subscriber was E 9.26 for the nine-month period ended September 30, 2001. In the first three quarters of 2000, our average revenue per analog cable television subscriber was E 9.69. The deterioration in average revenue per subscriber related to the inclusion of Multikabel in the financial results of the first three quarters of 2001. Multikabel reported an average revenue per analog cable television subscriber of approximately E 8.58 for the nine months ended September 30, 2001. Going forward, we expect revenue growth from the analog television service to be derived from acquisitions and regularly scheduled rate increases on the existing subscriber base.

    The digital television service generated revenue of approximately
E 647,000 in the first three quarters of 2001. The average revenue per digital television subscriber was E 11.37 for the period ended September 30, 2001. We expect growth in subscribers and revenue per subscriber in this business segment to continue to grow during the next three to five years.

    Internet access revenue for the first three quarters of 2001 was E 4,616,000 compared to E 159,000 in the first three quarters of 2000. The average revenue per Internet access subscriber was E 20.83 for the period ended September 30, 2001. The acquisition of QuickNet's high speed Internet access subscribers increased the average revenue per high speed Internet subscriber substantially. We expect high speed Internet access subscribers and revenue to continue to grow at comparatively high rates during the next three to five years.

    During the first three quarters of 2001, data communication services provided to small and medium sized businesses and schools in our franchise areas generated E 2,453,000 of revenue. In the first three quarters of 2000, prior to our acquisition, Multikabel generated approximately E 895,000 revenue from this business segment. We expect subscribers and revenue in this business segment to continue to grow at comparatively high rates during the next three to five years.

    Other revenues, which include e-commerce, carriage fees, the sale of obsolete equipment in the ordinary course of business and other fees and revenue related to the analog cable television, digital television and Internet access businesses, were E 3,916,000 in the first three quarters of 2001, compared to E 295,000 in the first three quarters of 2000. The primary factor was the first time inclusion of Multikabel. We expect this revenue segment to grow over the next three to five years.

    In addition to the growth recorded in revenue, additional revenue trends are apparent. The diversity of the revenue stream has increased between September 30, 2000 and September 30, 2001. In the first three quarters of 2000, approximately 99.4% of PrimaCom's revenue was derived from analog cable television services. For the first three quarters of 2001, the contribution from analog cable television services to total revenue was 90.3%. Digital television, high speed Internet access, data communications and other services made up 9.7% of total revenue in the first three quarters of 2001. We expect these new service offerings to continue to make an increasing contribution in the future. At September 30, 2001, we had 1,345,597 revenue generating units compared to 1,253,599 revenue generating units in the prior year. In addition to the strong growth in revenue generating units, the average revenue per unit increased from E 9.74 to E 9.97 between September 30, 2000 and September 30, 2001. This increase was realized even though Multikabel's average revenue per subscriber for analog cable television and high speed Internet access services are both currently below PrimaCom's average revenue per unit in the third three quarters of 2001. The acquisition of the QuickNet subscribers is expected to provide a substantial increase in average revenue per generating unit. We expect revenue generating units and average revenue per unit to continue to experience growth over the next three to five years as digital television, high speed Internet access and data communication subscribers grow and rate increases for analog and digital television services are executed.

    Operations. Operations costs include signal delivery fees paid to Kabel Deutschland Gesellschaft mbH, an affiliate of Deutsche Telekom in Germany, connection fees to the world wide web, repair and maintenance expense, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks.

    Operations costs increased by 63.2% from E 18,745,000 in the first three quarters of 2000 to E 30,587,000 in the first three quarters of 2001. The primary factor responsible for the increase was the acquisition of Multikabel, which incurred operations costs of approximately E 7,878,000 in the first three quarters of 2001. In our German operations, operating costs increased by 21.1% from E 18,745,000 in the first three quarters of 2000 to E 22,709,000 in the first three quarters of 2001. The primary factors responsible for the increase includes the acquisition of seven comparatively small networks in Germany coupled with increases in signal delivery fees, copyright royalties, repair and maintenance and labor expenses.

    In total, operating costs associated with digital television, high speed Internet access and data communications services were approximately
E 3,446,000 for the first three quarters ended September 30, 2001. Operating costs associated with analog cable television were approximately E 27,141,000 for the first three quarters ended September 30, 2001. As a percentage of revenue, operations costs increased from 21.9% in the first three quarters of 2000 to 22.9% in the first three quarters of 2001. We expect the cost of operations as a percentage of revenue to increase as our revenue distribution shifts from analog cable television services to the broadband products and services, which tend to have a lower gross profit margin than analog cable television.

    Selling, General and Administrative. Selling, general and administrative expenses include salaries and wages of our employees in the operating businesses, cost of premises, cost of telecommunication services, which includes the cost of maintaining our wide area network, the cost of programming for our digital television services, sales commissions, advertising, billing expenses and certain legal and accounting expenses.

    Selling, general and administrative expenses increased by 54.3% from E 17,871,000 in the first three quarters of 2000 to E 27,569,000 in the first three quarters of 2001. The primary factor responsible for the increase was the acquisition of Multikabel, which incurred selling, general and administrative costs and expenses of E 7,253,000 in the first three quarters of 2001. One of the primary components within Multikabel's selling, general and administrative expenses includes E 2,129,000 in fees paid to Mediakabel, a consortium of cable television operators in the Netherlands organized to provide digital television services to its members.

    In our German operations, selling, general and administrative expenses increased by 13.7% from E 17,871,000 in the first three quarters of 2000 to E 20,317,000 in the first three quarters of 2001. Increases in personnel expenses of E 1,761,000 primarily related to the development, production and operation of our digital television and high speed Internet access services and the acquisitions of seven comparatively small German cable television networks account for 72.0% of the total increase. Other factors include an increase of approximately E 1,034,000 in the cost of maintaining larger offices and the wide area network which now supports and connects five cities in Sachsen, Sachsen-Anhalt and Thuringen. These increases were offset by a E 103,000 decrease in marketing from E 2,210,000 in the first three quarters of 2000 to E 2,107,000 in the same period in 2001 and a decrease of E 247,000 in other costs and expenses.

    Approximately E 8,846,000 or 32.1% of our selling, general and administrative expenses incurred in the first three quarters of 2001 can be directly related to our digital television and high speed Internet access businesses. The remaining E 18,723,000 of selling, general and administrative expenses relate to the analog cable television business. As a percentage of revenue, selling, general and administrative expenses increased from 21.9% in the first three quarters of 2000 to 22.9% in the first three quarters of 2001. We believe we can keep the increase in selling, general and administrative costs and expenses from growing at the same level as revenue, and therefore do not expect a further increase in selling, general and administrative expenses as a percentage of revenue.

    Corporate Overhead. Corporate overhead includes the salaries and wages of all senior management, the company's information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

    Corporate overhead declined by 14.0% from E 13,254,000 in the first three quarters of 2000 to E 11,393,000 in the first three quarters of 2001.
Non-cash compensation expense associated with our stock option plan declined from E 3,048,000 in the first three quarters of 2000 to E 2,899,000 in the first three quarters of 2001. In aggregate, non-cash compensation expense accounted for 25.4% of total corporate overhead in the first three quarters of 2001. The cash component of corporate overhead declined by E 1,712,000 from the first three quarters of 2000 to the first three quarters of 2001. As a percentage of revenue, corporate overhead declined from 16.2% in the first three quarters of 2000 to 9.5% in the first three quarters of 2001. We believe that future increases in corporate overhead will remain significantly below the growth in revenue, and therefore, we expect corporate overhead as a percentage of revenue to continue to decline.

    Depreciation and amortization. Depreciation and amortization increased by 76.0% from E 46,576,000 in the first three quarters of 2000 to E 81,971,000 in the first three quarters of 2001. The primary factors responsible for the increase were the Multikabel and QuickNet acquisitions, the German acquisitions and the increased depreciation expense related to significant capital expenditures associated with the upgrade of our networks in Germany. Of the total depreciation and amortization expense in 2001, approximately E 51,154,000 relates to the depreciation of fixed assets either acquired or constructed and E 30,817,000 relates to the amortization of goodwill and other intangible assets. The Suweda merger in 1998 and the Multikabel acquisition in 2000 account for E 14,726,000 and E 11,989,000 of the amortization expense in the first three quarters of 2001, respectively. We expect depreciation expense to remain at levels consistent with the first three quarters of 2001. Beginning in the first quarter of 2002, the Company will apply the new rules on accounting for goodwill and other intangible assets. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements.

    Operating loss. Operating loss increased by E 16,415,000 from E 14,773,000 in the first three quarters of 2000 to E 31,188,000 in the first three quarters of 2001. The primary factor responsible for the increase in the operating loss was the increase in non-cash depreciation and amortization expense. The other major factor was the losses associated with our digital television, high speed Internet access and data communication services. In total, these business segments contributed approximately E 7,588,000 of revenue in the first three quarters of 2001 and approximately E 12,291,000 of costs and expenses.

    We expect the operating loss to continue to be negatively impacted by increases in depreciation expenses related to additional acquisitions in Germany and on-going capital expenditures related to the upgrade of our German networks. This negative impact should be offset by the change in accounting rules mentioned in the previous paragraph, by and continued growth in analog cable television and by improvement in the performance of the digital television and high speed Internet access products.

    Interest expense. Interest expense increased by E 37,339,000 from E 13,658,000 in the first three quarters of 2000 to E 50,997,000 in the first three quarters of 2001. The primary factor was the increase in average indebtedness of approximately E 513,044,000 associated with the acquisition of Multikabel, the seven German acquisitions and significant capital expenditures associated with the upgrade and maintenance of our German networks. We expect interest expense to continue to increase as indebtedness increases related to future acquisitions and on-going capital expenditures related to the upgrade of our networks. In addition, interest expense includes a noncash charge of E 3,358,000 due to the decrease in fair value of our interest rate caps and collars during the first three quarters of 2001 and the non-cash amortization of finance fees of E 2,429,000.

    Other income. Other income was E 716,000 in the first three quarters of 2001 and relates to a partial recovery on a third party note which originated from the sale of certain non strategic cable television subscribers in 1998.

    Loss from continuing operations before income taxes and other items. Loss from continuing operations before income taxes and other items increased by E 53,038,000 for the reasons discussed above from E 28,431,000 in the first three quarters of 2000 to E 81,469,000 in the first three quarters of 2001.

    Income tax benefit (expense). Income tax benefit of E 1,335,000 was recorded in the first three quarters of 2001 compared to income tax expense of E 699,000 in the first three quarters of 2000. The primary factor responsible for the income tax benefit was the recording of a tax benefit at Multikabel due to its losses.

    Loss before minority interest and equity loss in affiliate. Loss before minority interest and equity earnings increased from E 29,130,000 in the first three quarters of 2000 to E 80,134,000 in the first three quarters of 2001 for the reasons discussed above.

    Minority interest in net income of subsidiaries. Minority interest in net income of subsidiaries was E 48,000 in the first three quarters of 2000 compared to E 114,000 in the first three quarters of 2001.

    Equity loss in affiliate. Equity loss in affiliate of E 180,000 represents our share of the losses recorded by MAINZ-KOM, a city carrier in Mainz. PrimaCom maintained a 22.0% interest in MAINZ-KOM in the first three quarters of 2001.

    Loss from continuing operations. Loss from continuing operations increased from E 29,244,000 in the first three quarters of 2000 to E 80,362,000 in the first three quarters of 2001 for the reasons discussed in the above sections.

    Extraordinary loss. Extraordinary loss of E 7,560,000 recorded in the first three quarters of 2000 related to the refinancing of the Company's credit facilities to acquire Multikabel. No extraordinary loss was recorded in the first three quarters of 2001.

    Cumulative effect of change in accounting principle. Cumulative effect of change in accounting principle of E 946,000 in the first three quarters of 2001 is due to the adoption of FAS 133, which became effective for the Company on January 1, 2001.

    Net loss. Net loss increased from E 36,804,000 in the first three quarters of 2000 to E 81,308,000 in the first three quarters of 2001. The primary factor for the increase was the increase in non-cash depreciation and amortization coupled with the increase in interest expense which together exceeded the increase in results from operations.

    EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA and Adjusted EBITDA. We define EBITDA as earnings before extraordinary items, net interest expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus non-cash compensation expense related to our stock option plan. We believe that EBITDA and Adjusted EBITDA are meaningful measures of performance because they are commonly used measures in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA and Adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased by 59.7% from E 31,803,000 for the nine months ended September 30, 2000 to E 50,783,000 for the nine months ended September 30, 2001, primarily as a result of the first time inclusion of Multikabel, which contributed E 16,189,000 to first three quarters 2001 EBITDA and the German acquisitions. Adjusted EBITDA increased from E 34,851,000 for the nine months ended September 30, 2000 to E 53,682,000 for the nine months ended September 30, 2001. As a percent of revenue, EBITDA and Adjusted EBITDA improved from 38.9% and 42.7% in the first three quarters of 2000 to 42.2% and 44.6% in the same period in 2001. It is the Company's goal to continue to grow its EBITDA and Adjusted EBITDA while maintaining its margins.


LIQUIDITY AND CAPITAL RESOURCES

    We have historically relied on three sources for necessary funding:

    (i)   cash flow from operations,

    (ii)  sale-lease back transactions and

    (iii) borrowings under its bank facilities.

    At September 30, 2001, our aggregate consolidated indebtedness was approximately E 813,347,000, comprised of E 802,611,000 of bank debt outstanding and E 10,736,000 of capital leases obligations.

    For the nine months ended September 30, 2001, we used net cash of E 5,891,000 in operating activities.

    For the nine months ended September 30, 2001, we used cash in investing activities of E 53,730,000. Net cash provided by financing activities amounted to E 61,137,000.

    We have only minimal commitments to make capital expenditures under the terms of our concession or franchise agreements or otherwise, but anticipate that we will continue to increase our capital expenditures in the near future to further upgrade existing or newly acquired cable systems. To the extent cash flow is not sufficient to fund our capital expenditures, we expect to borrow the necessary funds under our bank facility.

    Substantial amounts of depreciation and amortization expense and the non-cash compensation expenses associated with our stock option plan contributed to our net losses. These expenses, however, did not result in a current outflow of cash.

    We believe that EBITDA and Adjusted EBITDA provide more meaningful measures of fixed cost coverage than does a deficiency of earnings to fixed charges. EBITDA and Adjusted EBITDA amounts in each period are not solely available to satisfy cash interest expense and may also be required for other corporate purposes, including increases in working capital, principal payments on debt and capital expenditures. EBITDA and Adjusted EBITDA for the nine months ended September 30, 2001, was E 50,783,000 and E 53,682,000, respectively.
Included in interest expenses for first nine-months ended September 30, 2001, was non-cash amortization of capitalized financing fees of E 2,429,000 and interest expense of E 3,358,000 due to the decrease in the fair value of our interest rate caps and collars in the first quarter of 2001.

    Under the terms and conditions of our existing bank facility, we have total committed availability of E 1.0 billion. In addition, we have a E 375,000,000 working capital facility, which we can draw down to retire outstanding amounts under our bank facility and thus create additional availability. We planned to refinance this working capital facility with the issuance of high yield senior notes. Given current market conditions in the high yield market, it now seems likely we will draw on the working capital facility in February of 2002. The interest rate on this indebtedness is based off the European High Yield Cable Television Index with a cash cap of 16% and an all end rate of 18%. Currently, the caps would be effect if the facility is drawn. The draw down of the working capital facility will also result in the issuance of contingent value rights which are similar to warrants for up to 5% of PrimaCom's outstanding capital.

    At September 30, 2001, we had approximately E 193,300,000 of unused availability under our revolving bank facility. The availability under both facilities is governed by certain financial covenants. Amounts outstanding under the bank facility bear interest at the rate of EURIBOR, plus a margin of between 0.75% and 2.50%, depending on the ratio of the indebtedness to EBITDA. On September 30, 2001, we had approximately E 801,701,000 outstanding under the bank facility at a floating interest rate of EURIBOR, 4.49%, plus 2.50% or 6.99%. We may use proceeds from the bank facility for general corporate purposes as well as future acquisition financing and repurchases of cable networks under the sale-leaseback agreements.


FORWARD LOOKING STATEMENTS

    This Form 6-K includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom's absence of an operating history for its merged operations, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        PRIMACOM AG


                                        By: /s/ PAUL THOMASON
                                            ------------------------------------
                                        Name: Paul Thomason
                                        Titles: Member of the Management Board
                                                and Chief Financial Officer

                                        By: /s/ HANS WOLFERT
                                            ------------------------------------
                                        Name: Hans Wolfert
                                        Titles: Member of the Management Board
                                                and Chief Corporate Development
                                                Officer

Date:  November 29, 2001


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